U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

Commission File Number

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K and Form 10-KSB   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q and Form 10-QSB   ☐ Form N-SAR

For Period Ended:                    May 31, 2008

☐ Transition Report on Form 10-K  ☐ Transition Report on Form 10-Q  ☐ Transition Report on Form 20-F
☐  Transition Report on Form N-SAR  ☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full name of registrant:            Imperiali, Inc.
Former name if applicable:      Kaiser Himmel Imperiali, Inc.
                                                    N/A
Address of principal executive office (Street and number):    222 Lakeview Avenue, Suite 160
City, State and Zip Code:                 West Palm Beach, Florida  33401

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

            ☐         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            ☒     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15 th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            ☐        (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant's recent activities have delayed the preparation and review of the report that to prepare in proper form and condense the numbers, would involve unreasonable and unnecessary effort and expense.

Part IV - Other Information

(1)     Name and telephone number of person to contact in regard to this notification

Brad Hacker                                         (954)                            475-1260
(Name)                                             (Area code)          (Telephone number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Upon recent events, on May 23, 2008 the Company determined that the transaction with Kaiser Himmel Corporation (KHC) needs to be reevaluated. As stated in the prior 8K filed November 15, 2007 and subsequent 10QSB for six months ended February 29, 2008 the conditions of the transaction require the delivery of restricted Sprint Nextel common stock along with power of attorney by October 2008. However recent events have raised the possibility that those restrictions may not be able to be met.

Due to this uncertainty, the Company has determined that the 80,000,000 shares issued for common stock for 13,600,000 shares of Sprint Nextel common shock should not be recorded by the Company until conditions of the restriction are satisfied and that those shares are transferred to the control of the Company.

As a result the total assets and total stockholders equity on the balance sheet at February 29, 2008 will be reduced by $80,982,900. Also, the unrealized loss in the statement of operations for the six months ended February 29, 2009 would be reduced by $90,550,500. The basic and diluted earnings per share increased from the previously reported loss of $1.045 to $0.000.

Accordingly, the Company will amend its Form 10QSB for the period ended February 29, 2008 and will be filing form 10QSB for period ended May 31, 2008 on a 5 day extension.

                                                          Imperiali, Inc.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 15, 2008                                    By:        /s/ Brad Hacker
                                                                                    Interim Principal Accounting Officer